FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of January 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on January 11, 2000, titled:
"Vasogen Appoints Prominent U.S. Immunologist to Scientific Advisory Board"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher Waddick
                                     ----------------------
                                  (Name: Christopher Waddick)
                                  (Title: Vice-President, Finance & CFO)

Date:  January 12, 2000

Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.vasogen.com                            e-mail   investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

    VASOGEN APPOINTS PROMINENT U.S. IMMUNOLOGIST TO SCIENTIFIC ADVISORY BOARD

Toronto, Ontario (January 11, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Dr. David Wofsy to its Scientific Advisory Board. Dr. Wofsy is the George A. Zimmerman Distinguished Professor of Medicine and Microbiology/Immunology and Director of the Clinical Trials Center at the University of California, San Francisco. He also serves as Chief of the Rheumatology Section at the San Francisco Veterans Administration Medical Center.

Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters, and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

Dr. Eldon Smith, Vasogen's Vice President of Scientific Affairs stated: "as evidence mounts that Vasogen's therapies are working through modulation of the immune system, the appointment of an immunologist of Dr. Wofsy's background and stature to our Scientific Advisory Board is especially timely. His extensive knowledge of immune modulation as a therapeutic strategy will be invaluable to Vasogen as we move forward with our clinical trials program".

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.